

modavox

VISION > VOICE > IDENTITY

February 20, 2007

Mr. David Walz
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

Re: Modavox, Inc.
Item 4.01 Form 8-K
Filed February 5, 2007
File No. 333-57818

Dear Mr. Walz:

As the Chief Executive Officer of Modavox Inc. (the "Company"), I am writing on behalf of the Company to respond to the comments of the staff (the "Staff) of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in its letter, dated February 8, 2007, addressed to me, with respect to the above referenced filing.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Staff's letter, and is followed by the corresponding response of the Company.

Item 4.01 Form 8-K:

Staff Comment:

1. *Please amend your form 8-K to include the required letter from your former auditor.*

Company response:

We have included the letter from our former auditor as Exhibit 16.1 of our amended Form 8-K.

Staff Comment:

2. *Please amend our Form 8-K to specifically state whether your former auditor resigned, declined to stand for re-election, or was dismissed. See Item 304(a)(1)(i) fof Regulation S-B. Disclose the date your relationship ended. Also, indicate whether the decision to change auditors was recommended or approved by your board of directors.*

2617 SOUTH 46th STREET SUITE 300 • PHOENIX, ARIZONA 85034-7417
VOICE: 480.294.6472 • FAX: 480.294.6469

Company response:

On February 16th, 2007 we filed Form 8-KA, a copy of which is attached, which we believe incorporates the changes that you requested.

Staff Comment:

3. *State whether during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, you had any disagreements with your former auditor on any matter of accounting principal or practice, financial statement disclosure, or auditing scope or procedure.*

Company Response:

On February 16, 2007 we filed Form 8-KA, a copy of which is attached, which we believe incorporates the information which you requested.

In connection with responding to your comments, we are providing in writing, as statement from the company that acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comment do not foreclose the commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As you requested, we have provided a copy of the amended Form 8-KA for you review.

If you have any questions concerning this timing, please contact me at 480.294.6414.

Sincerely,

David J. Ide
Chief Executive Officer